

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Steven Poling
Assistant Secretary
Mercedes-Benz Trust Leasing LLC
35555 W. Twelve Mile Road
Suite 100
Farmington Hills, Michigan 48331

> **Re: Mercedes-Benz Trust Leasing LLC**
> **Daimler Trust**
> **Registration Statement on Form SF-3**
> **Filed June 17, 2022**
> **File Nos. 333-265682 and 333-265682-01**

Dear Mr. Poling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at 202-551-3490 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance